Letterhead of William B. Larson
Senior Vice President and Chief Financial Officer
Commercial Metals Company
Post Office Box 1046
Dallas, Texas 75221-1046
6565 North MacArthur Blvd., Suite 800
Irving, Texas 75039
Phone: 214-689-4325
February 11, 2010
Via EDGAR and Federal Express
Mr. John Hartz
Sr. Asst. Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Commercial Metals Company Form 10-K for the fiscal year ended August 31, 2009 File No. 1-4304
Dear Mr. Hartz:
Commercial Metals Company (the Company) received your letter dated January 28, 2010 by fax on January 28, 2010. The Company submits the following response to your letter which for ease of reference is replicated by point.
Form 10-K for the fiscal year ended August 31, 2009
Critical Accounting Policies and Estimates, page 26
Goodwill, page 27
1.	In future filings please expand your disclosures to identify your reporting units as well as how you determined those reporting units. In addition, if the fair value of your reporting units are not substantially in excess of their carrying values, please disclose the following:
•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainties associated with the key assumptions, and;

•	A discussion of any potential events, trends, and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us with your proposed future disclosures.
Response: The Company acknowledges the Staff’s comment and will provide additional disclosures related to goodwill in future filings. See the proposed revised disclosure to our critical accounting policy for goodwill in

Mr. John Hartz
February 11, 2010

italics below; the results of testing and the related disclosures necessary will be determined at year end or when changes indicate an impairment event has occurred:
Goodwill We test for impairment of goodwill by estimating the fair value of each reporting unit compared to its carrying value. Our reporting units are based on our internal reporting structure and represent an operating segment or a reporting level below an operating segment. Additionally, our reporting units are aggregated based upon similar economic characteristics, nature of products and services, nature of production processes, type of customers and distribution methods. As a result, we have determined our reporting units that have a significant amount of goodwill to be our domestic recycling and domestic fabrication segments. We use a discounted cash flow model to calculate the fair value of our reporting units. The model includes a number of significant assumptions and estimates regarding future cash flows including discount rates, volumes, prices, capital expenditures and the impact of current market conditions. We perform the goodwill impairment test in the fourth quarter each fiscal year and when changes in circumstances indicate an impairment event may have occurred. Based on our analysis as of August 31, 2009, the estimated fair value for our reporting units substantially exceeded its carrying value. We incurred no impairment charges of goodwill for the years ended August 31, 2009, 2008 and 2007.
Consolidated Results of Operations, page 27
2.	We note that you define EBITDA as earnings before interest expense, income taxes, depreciation and amortization. However, based on your reconciliation of net earnings to EBITDA on page 28, we note that depreciation and amortization includes asset impairment charges. Given that these charges are excluded from your non-GAAP measure, in future filings you should revise the definition of your non-GAAP performance measure as well as use a more appropriate label, such as adjusted EBITDA. Please refer to Question 103.01 of The Security and Exchange Commission’s Compliance and Disclosure Interpretations: Non-GAAP Measures dated January 11, 2010.
Response: The Company believes that asset impairment charges are components of depreciation and amortization in accordance with GAAP. Separate disclosure of asset impairment charges provide the reader with additional information so that recurring depreciation and amortization amounts will not be misleading. As a result, we do not believe this measure should be revised to “Adjusted EBITDA.”
ASC 360-10-50-2 (b) states that if impairment losses are not separately presented on the face of the statement, the amount of the impairment loss and the caption in the income statement or the statement of activities that includes that loss is to be disclosed in the notes to the financial statements. In accordance with our accounting policy, we record impairment charges to depreciation and amortization and disclose the amount in the notes to the financial statements if those impairment charges become material. We believe this treatment is consistent with the discussion in FAS 144, appendix B, paragraph 54, which states that if no impairment had occurred, an amount equal to the impairment loss would have been charged to operations over time through the allocation of depreciation and amortization.
We have separately disclosed the impairment charge on the statement of cash flows on page 48, disclosed the amount of the impairment charge in the notes to the financial statements on page 51 and disclosed depreciation and amortization, which includes asset impairment charges, in the business segment footnote on page 68 of our Form 10K for the year ended August 31, 2009.
2009 Compared to 2008 – International Fabrication and Distribution, page 32
3.	We note that you recorded over $100 million in charges for inventory adjustments and customer non-compliance during 2009. In future filings, separately disclose the charges related to non-compliance. Given the recent increase in customer non-compliance, you should also enhance your disclosures to clearly describe the situations which resulted in non-compliance, how the related charges are determined and recorded and quantify any relief you may have been awarded.

Mr. John Hartz
February 11, 2010

Response: The Company acknowledges the Staff’s comment and will provide the additional disclosures noted above in future filings if customer non-compliance charges continue to be a material amount.
2009 Liquidity and Capital Resources, page 36
4.	We note your disclosure on page 76 indicating a significant charge related to your allowance for doubtful accounts. In future filings, please discuss how the changes in allowance for accounts receivable and your customer’s liquidity concerns are expected to impact your cash flows and liquidity. Please ensure your discussion addresses the potential for additional charges related to receivables which may be at risk for collectability. Additionally, we note your disclosure on page 15 that you insure your accounts receivable. Please provide a more comprehensive discussion regarding this insurance, including what this insurance covers and whether any losses in the periods presented were mitigated by this insurance.
Response: The Company acknowledges the Staff’s comment and will provide the additional disclosures noted above in future filings. We have provided below the proposed disclosure which will be dependent on the facts and circumstances at quarter end.
We regularly maintain a substantial amount of accounts receivable. Recent economic conditions and a continued recession have had negative effects on the liquidity of our customers which has resulted in higher defaults on accounts receivable and additional bad debt expense. We actively monitor our accounts receivable and record allowances as soon as we believe they are uncollectible based on current market conditions and customers’ financial condition. Continued pressure on the liquidity of our customers could result in additional reserves as we make our assessments in the future. We use credit insurance both in the U.S. and internationally to mitigate the risk of customer insolvency. We estimate the amount of credit insured receivables (and those covered by export Letters of Credit) were approximately XX% of total receivables at XX.
5.	We note your disclosures that certain of your financing agreements include various financial covenants and your accounts receivable securitization contains cross default provisions. If it becomes reasonably likely that you may not comply with a material covenant(s), please present the actual ratio(s) and other actual amounts versus the minimum/maximum ratios/amounts required as of each reporting date. Given that CMCZ has defaulted on financial covenants, please also include actual ratios and other actual amounts versus minimum/maximum ratios/amounts where the defaults occurred. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response: The Company acknowledges the Staff’s comment and will provide the additional disclosures relating to the actual ratios and other actual amounts versus the minimum/maximum ratios/amounts of our financial covenants in future filings.
6.	In future filings please include a discussion of the material terms of your Notes Due 2013 – 2018 as well as your uncommitted bank credit facilities in your liquidity discussion.
Response: The Company acknowledges the Staff’s comment and will provide the additional disclosures relating to the material terms of our Notes Due 2013 – 2018 and our uncommitted bank credit facilities in future filings.

Mr. John Hartz
February 11, 2010

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (214) 689-4325 or Leon K. Rusch at (214) 689-5419 if you have any questions or would like additional information with respect to these responses.
Very truly yours,
/s/ William B. Larson

cc:	Murray R. McClean – Chairman, President and Chief Executive Officer
Ann J. Bruder – Vice President, General Counsel and Corporate Secretary
Leon K. Rusch – Vice President and Controller
Audit Committee of Board of Directors
William R. Hays, III, Haynes and Boone, LLP
Jens Mielke, Deloitte & Touche, LLP